PRESS RELEASE
                                EXHIBIT 99(e)

FOR IMMEDIATE RELEASE
THURSDAY
JANUARY 18, 1996


CONTACT PERSON:                    STACY DUCKETT, VICE PRESIDENT
                                   CORPORATE COMMUNICATIONS
                                   501-688-8229


          TCBY REPORTS YEAR-END AND FOURTH QUARTER RESULTS FOR 1995


LITTLE ROCK, AR - THURSDAY, JANUARY 18, 1996 - TCBY ENTERPRISES, INC., (NYSE:TBY) today announced total sales and franchising revenues for the year ended November 30, 1995 were $121,570,000 compared to $152,471,000 in the prior year. The decline in sales and franchising revenues is primarily attributable to the April 1, 1995 sale of the "TCBY"(Registered) refrigerated yogurt product line to Mid-America Dairymen resulting in a decrease in Company sales to the
retail grocery  trade.   In December,  the Company  announced it  was adopting
several new accounting standards that would result in significant charges against operating results in the fourth quarter, and would incur charges related to restructuring. The Company reported a net loss of $21,373,000, or $.83 per share in fiscal 1995, compared to net income of $7,552,000, or $.30 per share, for fiscal 1994.

During the fourth quarter of 1995, the Company adopted several new accounting standards including Financial Accounting Standards Board Statements No. 114 and 118, "Accounting by Creditors for Impairment of a Loan", and No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long- Lived Assets to be Disposed Of". The adoption of the new standards resulted in pre-tax charges of $27.6 million, or $.72 per share after taxes, in fiscal 1995. Also during the fourth quarter, the Company implemented a restructuring of its organization that resulted in pre-tax charges of $1.4 million, or $.04 per share after taxes.

Total sales and franchising revenues for the fourth quarter of fiscal 1995 were $21,601,000 as compared to $34,196,000 for the fourth quarter of fiscal 1994. The Company reported a net loss for the fourth quarter of fiscal 1995 of $21,566,000, or $.84 per share, compared to net income of $130,000, or $.01 per share, in the prior year.

As of November 30, 1995, there were 2,720 "TCBY"(Registered) locations, which included 1,218 domestic franchised stores, 187 international franchised or licensed stores, 42 Company-owned stores, and 1,273 non-traditional locations. Average store sales for fiscal 1995 were $212,000, unchanged from fiscal 1994. Same store sales decreased 4.5 percent in the fourth quarter and 1.4 percent for fiscal 1995. Store sales comparisons do not include sales from non-traditional locations such as airports, travel plazas, and other foodservice locations.

On December 1, the Company announced that its engagement of Stephens Inc. in June of 1995 to explore various strategic alternatives with the intent of maximizing shareholder value had concluded. This project resulted in a determination by the Board of Directors of the Company to authorize the repurchase from time to time of up to three million shares of its outstanding common stock, franchise the majority of its Company-owned "TCBY"(Registered) stores, sell Carlin Manufacturing Company, restructure the Company's organization, and consider alternative methods for the distribution of its retail hardpack products. No assurance can be given that any of the sales or other initiatives currently planned will be accomplished upon terms favorable to the Company.

The Company continues the development of its new "TCBY"(Registered) Treats stores. Over 40 percent of the domestic franchised stores have implemented this new concept. In addition, the Company will also emphasize the development of non-traditional locations with a focus on national petroleum company convenience stores. The Company introduced its public account program in March of 1995. As of November 30, over 200 petroleum locations were open or under development. The growth of these locations is expected to accelerate during 1996 based on current levels of interest. Many of these locations share space with other national food companies such as McDonald's, Taco Bell, Pizza Hut, Burger King, Blimpie, and Subway.

As of November 30, 1995, "TCBY"(Registered) products were licensed for sale and distribution in 32 foreign countries. To support its international growth and development, the Company now has licensed production of its frozen yogurt products in Canada, Japan, China, Korea, Russia, Costa Rica, and Thailand.

"The actions  taken  in 1995  have  renewed the  Company's  focus on  its  core business. We are encouraged for 1996 by our many opportunities. We have started 1996 with a new position and direction which we believe will achieve positive results," said Herren Hickingbotham, President and Chief Operating Officer.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, novelty products, and markets foodservice equipment. The Company is the largest manufacturer-franchisor of frozen yogurt in the world.

                           TCBY Enterprises, Inc.
                        Selected Financial Highlights
                  (In Thousands, Except Per Share Amounts)






                                 (Unaudited)

                                 Three Months Ended        Year Ended
                                    November 30            November 30
                                   1995      1994         1995     1994
Operating Results
Sales & Franchising Revenue      $ 21,601  $ 34,196    $121,570  $152,471
Net (Loss) Income                $(21,566) $    130    $(21,373) $  7,552
Net (Loss) Income Per Share      $   (.84) $    .01    $   (.83) $    .30
Average Shares Outstanding         25,673    25,590      25,602    25,523
Dividends Paid Per Share         $    .05  $    .05    $    .20  $    .20

                                    November 30               November 30
                                        1995                      1994
Financial Position
Current Assets                       $ 51,357                  $ 58,968
Current Liabilities                  $ 14,668                  $ 12,458
Property, Plant & Equipment (Net)    $ 45,710                  $ 56,844
Total Assets                         $111,625                  $142,280
Long-term Debt                       $ 12,641                  $ 15,910
Stockholders' Equity                 $ 82,179                  $108,274

                                    -30-